FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2026 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - March 2026 Earnings presentation

Q1’26 Earnings Presentation 29 April 2026

2 Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this presentation may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 27 February 2026 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-2025-annual-20-f-2025-disponible-solo- en-ingles-es.pdf) as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) 2026 first quarter financial report, which was published on 29 April 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Forward-looking statements Santander hereby warns that this presentation may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this presentation, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises; • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities • climate-related conditions, regulations, targets and weather events; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law; Important information

3 Important information • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this presentation is based solely on information currently available to us and speaks only as of the date on which it is made. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

4 Important information ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF WEBSTER AND WHERE TO FIND IT INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, SANTANDER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Santander through the website maintained by the SEC at http://www.sec.gov. No offer or solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this presentation. By making this presentation available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever. Participants in the solicitation Webster, Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Santander is set forth in (i) Santander’s Annual Report on Form 20-F for the year ending December 31, 2025, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 27, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147826000030/san-20251231.htm and (ii) Webster’s amendment to its Annual Report on Form 10-K for the year ending December 31, 2025, including under the headings entitled “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on April 24, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133726000011/wbs-20251231.htm. To the extent holdings of each of Santander’s or Webster’s securities by its directors or executive officers have changed since the amounts set forth in Santander’s Annual Report on Form 20-F for the year ending December 31, 2025 and Webster’s amendment to its Annual Report on Form 10-K for the year ending December 31, 2025, such changes have been or will be reflected on Santander’s Annual Report on Form 20-F for the year ending December 31, 20262026 and on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this presentation should be taken as a profit and loss forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy.

Index 1 Q1’26 Highlights Progress on our strategy 2 Group review 3 Final remarks 4 Appendix

6 Revenue €15.1bn +4% Continued growth, backed by 8 million new customers YoY and good activity levels A strong start to 2026 with another record quarterly profit Note: YoY changes. In constant euros: Q1’26 revenue +6% and Q1’26 underlying profit +14%. TNAVps + Cash DPS includes the €11.00 cent cash dividend per share paid in May 2025, the €11.50 cent cash dividend per share paid in November 2025 and the €12.50 cent cash dividend approved in March (to be paid from 5 May), all forming part of our shareholder ordinary remuneration policy against 2024 and 2025 results. Strong operating performance and profitability on the back of ONE Transformation Solid balance sheet with robust credit quality and strong organic capital generation Capital productivity and disciplined capital allocation are driving shareholder value creation Underlying profit €3.6bn +12% Efficiency 42.8% -3.0pp Underlying RoTE 15.2% +0.5pp CoR 1.14% +2bps CET1 14.4% +1.5pp Underlying EPS +17% TNAVps + DPS +19%

Higher revenue and lower costs are driving double-digit growth in underlying profit

Group P&L € million	Q1'26	Q1'25	Current %	Constant %
NII	11,019	10,634	4	5
Net fee income	3,357	3,179	6	7
Other income	764	740	3	5
Total revenue	**15,140**	**14,553**	**4**	**6**
Total costs	-6,484	-6,660	-3	-1
Net operating income	**8,656**	**7,893**	**10**	**11**
LLPs	-3,225	-3,083	5	6
Other results	-402	-124	224	234
Underlying attributable profit	**3,560**	**3,165**	**12**	**14**
Non-recurring items	1,895	237	700	700
Attributable profit	**5,455**	**3,402**	**60**	**62**

Group underlying profit excludes: i) the capital gain resulting from the disposal of the Poland business in Q1'26; and ii) results related to the business subject to the Poland disposal in Q1'25

Excellent business and commercial dynamics with cost discipline

- **Revenue** up 6%, with strong **NII and fee growth**
- **Costs down** 1%
- **Strong C/I improvement**
- **CoR stable**: 1.14%
- **CET1**: 14.4% and **underlying RoTE**: 15.2%

Note: YoY changes. All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy. For further information, see the 'Alternative Performance Measures' section of the Quarterly Financial Report.

7

8 Our unique business model, ONE Transformation and network businesses are driving profitable growth and value creation (1) In constant euros and like for like (excluding Poland in 2025 and announced bolt-ons). (2) Value creation measured as TNAVps + cash DPS. Scale Customer focus Diversification ONE Transformation Network businesses Customer growth YoY Costs down Every year1 YoY Higher value creation2 YoY Revenue up Every year1 YoY Increasing underlying RoTE +6% -1% +19% +0.5pp Poland disposal at x2.2 TBVM&A execution and integration AI business value generated €35mn in Q1’26Leveraging Tech & AI Front book RoTE 21%Disciplined capital allocation driving best-in-class profitability

Customer growth and structural revenue and cost improvement are driving better economics per active customer

Active customers

102mn

+3mn

c.125mn in 2028

Fees per active customer

€ constant[2]

130

+3%

c.135 in 2028

Customers

176mn

+8mn

>210mn in 2028

Revenue

+6%

Up MSD every year[1]

Costs

-1%

Down every year[1]

on the back of *ONE Transformation*

Cost per active customer

€ constant[2]

253

-4%

c.220 in 2028

Gravity & One App serving **53% of retail customers in Q1'26**

>80% in 2028

Note: YoY changes. Customers projections include TSB and Webster. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster, shareholder approvals.
(1) In constant euros and like for like (excluding Poland in 2025 and announced bolt-ons).
(2) In constant euros based on 2025 FX.

9

Consistent execution of ONE Transformation, leveraging AI and our network businesses, is delivering significant efficiency improvements…

Efficiency ratio

2025	ONE Transformation	AI	Global Tech	Network businesses	Announced bolt-ons	2028 target
45.3%	c.-3pp	c.-1pp	c.-2pp	c.-1pp	c.-2pp	c.36%
	• CX for customer growth • Simplification & automation • Digital availability • Contact centres via digital self service	• Leverage AI to gain primacy with customers • AI to maximize cross-selling across businesses • Agentic commerce • Business value generated €35mn in Q1'26 (>€1bn 2025-28)	• Build once and deploy across the Group • Leverage common architectures, cloud capabilities and data • Global vendor consolidation • Gravity 2.0 • Incremental cost for growth: €0	• Increase network collaboration revenue • Reduce cost per transaction: -47% YoY cost per payment transaction in Q1'26 (-40% by 2028)	• TSB + Webster synergies	


45.3%
-1pp
-0.1pp
-0.4pp
-1pp
42.8%
2025
ONE Transformation
Q1'26

Note: TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approval.

10

11 Underlying profit (€ bn) EfficiencyQ1’26 Profitability Q1’26 FY’28 profitability target Revenue (€ bn) … and double-digit profit growth, supported by our 5 global businesses Retail Group Openbank CIB Wealth Payments Underlying RoTE EBITDA marginN et w or k b u si n es se s >21% c.16% >20% >60% c.45% >20% 40.5% -2.9pp 42.8% -1.3pp 39.6% -4.3pp 36.6% -0.8pp 83.6% -10.0pp 2.01 +9% 0.89 +16% 0.49 +11% 0.02 +288% 3.56 +14% 16.7% +0.4pp 20.9% +0.6pp 51.4% -9.3pp 33.4% +4.8pp 15.2% +0.5pp 8.3 +2% 3.3 +5% 2.4 +15% 1.0 +5% 0.4 +20% Note: YoY changes in constant euros. Global businesses’ RoTEs are adjusted based on Group’s deployed capital. (1) Operating profitability calculated as PBT / Tangible Equity. Excluding the additional provision in UK auto finance (Motor Finance). (2) Excluding the additional provision in UK auto finance (Motor Finance). 15.1 +6% Underlying RoTE RoTE2 8.3% PBT ex. Motor Finance 0.75 +15% PBT: -17% Inc. Motor Finance Operating profitability1 15.4% +1.0pp 42.8% -3.0pp

Retail

ONE Transformation driving operational leverage and profit growth, in line with our vision to be the best digital bank with branches

Q1'26 execution

- **ONE Transformation** progressing at speed: customer interaction platform deployed in Mexico in Q1, now live in five markets; Gravity ready for rollout in Brazil
- **Profitable loan growth** and generalized **deposit increase** underscoring our strength as a trusted partner and the value of our customer-centric model
- **Strong profit increase** reflecting the benefits of ONE Transformation in fees (+7%) and costs (-5%)

Q1'26 performance

Loans	Deposits	CoR
€603bn	€624bn	1.17%
+2%	+5%	+5bps

Efficiency	Profit	RoTE
40.5%	€2,009mn	16.7%
-2.9pp	+9%	+0.4pp

Operating targets


Fees (€ mn)
+7%
1,532
1,632
Q1'25
Q1'26
Cost per active customer (€)
-7%
189
175
Q1'25
Q1'26
Non-commercial FTEs[1] per mn customers
-20%
536
430
Mar-25
Mar-26

Operational leverage


Revenue (€ mn)
+2%
8,129
8,284
Q1'25
Q1'26
Costs (€ mn)
-5%
3,517
3,354
Q1'25
Q1'26

Note: data and YoY changes in constant euros.
(1) Non-commercial FTEs per mn customers considers employees in the branch network in our 9 main countries.

12

Openbank

Focus on efficient digital deposit gathering is driving funding optimization and supporting underlying PBT growth

Q1'26 execution

- **Single legal entity in Europe** to accelerate cross-selling and AI implementation
- **Loans up**, driven by auto lending in Europe and LatAm. **Deposits** reflect our focus on funding optimization
- **Openbank US** has raised $11bn deposits since launch providing c.$150mn in net funding cost savings p.a.
- **PBT +15%** excluding Motor Finance driven by strong revenue performance, both NII and fees
- **Profit** affected by €155mn from Motor Finance[1] and by €81mn from the end of EV fiscal benefits in the US

Q1'26 performance

Loans	Deposits	CoR
€216bn	€134bn	2.07%
+3%	+3%	-7bps

Efficiency	PBT		Operating profitability	
42.8%	€539mn	€746mn	11.1%	15.4%
-1.3pp	-17%	+15% ex. Motor Finance	-3.3pp	+1.0pp ex. Motor Finance

Operating targets

Total customers (mn)

+6%



25.7
27.2
Mar-25
Mar-26

Cost per active customer (€)

-3%



227
221
Q1'25
Q1'26

Funding optimization

Loan-to-deposit ratio (%)

+0.4pp



154.3
154.7
Mar-25
Mar-26

Funding costs (%)

-0.3pp



2.84
2.59
Q1'25
Q1'26

Note: data and YoY changes in constant euros. Operating profitability calculated as PBT / Tangible Equity.
(1) The additional provision in UK auto finance (Motor Finance) was €207mn gross, €155mn net of tax.

13

CIB

Efficiency and profitability improvements driving 16% profit growth on the back of client flows

Q1'26 execution

- **Solid execution of our strategy focused on advisory and capital-light business,** driving RoTE up to 21%, while we maintain a leading position in efficiency
- **Solid activity levels**, on the back of Global Markets, in a context of higher market volatility, and good momentum in GTB and Global Banking
- **Double-digit profit growth** driven by strong revenue growth, across most markets, and well above cost increase resulting in strong positive jaws

Q1'26 performance

Loans	Deposits	CoR
€157bn	€133bn	0.23%
+18%	+3%	+16bps

Efficiency	Profit	RoTE
39.6%	€889mn	20.9%
-4.3pp	+16%	+0.6pp

Operating targets

Gross collaboration revenue (€ mn)

-1%


712
708
Q1'25
Q1'26

Total revenue / avg. RWAs (%)

+0.7pp


8.0
8.8
Q1'25
Q1'26

Recurrency performance

Fees (€ mn)

-4%


653
629
Q1'25
Q1'26

Costs (€ mn)

+6%


896
945
Q1'25
Q1'26

Note: data and YoY changes in constant euros.

14

Wealth

Double-digit profit growth, with revenue up on the back of 10% AuM increase

Q1'26 execution

- Increased focus on **value-added investment solutions and services** (e.g. UHNW and portfolio advisory) improving recurrency for another quarter
- **AuMs reached new record levels**, backed by strong commercial dynamics, both in PB and I&AMS
- **Strong profit growth** supported by positive revenue performance across business lines, reflecting our focus on fee generating activities

Q1'26 performance

AuMs	CAL (PB)	Gross written premiums
€545bn	€356bn	€2.8bn
+10%	+11%	+7%

Efficiency	Profit	RoTE
36.6%	€493mn	51.4%
-0.8pp	+11%	-9.3pp

Operating targets

Distribution fees (€ mn)

+7%


599
640
Q1'25
Q1'26

PAT + distribution fees Insurance (€ mn)

+18%


372
438
Q1'25
Q1'26

Revenue growth

Private Banking (€ mn)

+7%


599
639
Q1'25
Q1'26

Insurance and Asset Management Solutions (€ mn)

+10%


316
348
Q1'25
Q1'26

Note: data and YoY changes in constant euros.
Private Banking CAL (Customer Assets and Liabilities) measured as Private Banking AuMs + loans.

15

Payments
Global platforms driving scale, revenue growth and profitability improvements

Q1'26 execution

- On track with our **key strategic priorities to capture scale through global platforms,** driving strong cost per transaction improvements
- **Activity increased across business lines.** Of note, Getnet TPV growth on the back of higher activity in Mexico, Brazil and Europe
- **Profit up strongly** driven by double-digit fee growth, with costs under control. EBITDA margin +4.8pp YoY

Q1'26 performance

Getnet TPV	Getnet Platforms # transactions	Ebury active customers
€62bn	4bn	27k
+11%	10x	+32%

Operating targets

transactions[1] (bn)

+30%


6.2
8.0
Q1'25
Q1'26

Cost per payment transaction (€ cents)

-47%


3.3
1.7
Q1'25
Q1'26

Profitable growth

Revenue (€ mn)

+20%


318
383
Q1'25
Q1'26

EBITDA margin (%)

+4.8pp


28.6
33.4
Q1'25
Q1'26

Profit (€ mn)

4x


5
20
Q1'25
Q1'26

Note: data and YoY changes in constant euros.
Getnet Platforms transactions include processed A2A and card transactions.
(1) # transactions includes Acquiring (Getnet) plus A2A and card transactions managed (Getnet Platforms).

16

Strong profitability improvement and value creation with EPS +17% and TNAV per share + cash DPS up 19%

Underlying RoTE

+0.5pp



14.6%
15.2%
Q1'25
Q1'26

Underlying EPS

€ cents

+17%



19.9
23.4
Q1'25
Q1'26

TNAVps + cash DPS

€ per share

■ Cash DPS: €35.0 cents

+19%



5.46
6.48
6.13
Mar-25
Mar-26

We have **delivered c.€7bn** of our commitment of distributing **at least €10bn through SBB for 2025-26**, including the buybacks against the 2025 results and c.50% of the capital resulting from the Poland disposal

SBB target 2025-26	€10bn
Delivered as of Q1'26[1]	c.€7bn

Note: TNAVps + cash DPS includes the €11.00 cent cash dividend per share paid in May 2025, the €11.50 cent cash dividend per share paid in November 2025 and the €12.50 cent cash dividend approved in March (to be paid from 5 May), all forming part of our shareholder ordinary remuneration policy for 2024 and 2025 results.

(1) Total share buybacks as of Q1'26 including: i) €1.7bn share buyback against H1'25 results (completed); ii) €1.8bn share buyback against H2'25 results (underway); and iii) €3.2bn additional share buyback to distribute approx. 50% of the CET1 capital generated following the completion of the sale of 49% of Santander Bank Polska to Erste Group on 9 January 2026 (underway).

17

Index 1 Q1’26 Highlights Progress on our strategy 2 Group review 3 Final remarks 4 Appendix

Higher revenue and lower costs are driving double-digit growth in underlying profit

Group P&L € million	Q1'26	Q1'25	Current %	Constant %
NII	11,019	10,634	4	5
Net fee income	3,357	3,179	6	7
Other income	764	740	3	5
Total revenue	**15,140**	**14,553**	**4**	**6**
Total costs	-6,484	-6,660	-3	-1
Net operating income	**8,656**	**7,893**	**10**	**11**
LLPs	-3,225	-3,083	5	6
Other results	-402	-124	224	234
Underlying attributable profit	**3,560**	**3,165**	**12**	**14**
Non-recurring items	1,895	237	700	700
Attributable profit	**5,455**	**3,402**	**60**	**62**

Group underlying profit excludes: i) the capital gain resulting from the disposal of the Poland business in Q1'26; and ii) results related to the business subject to the Poland disposal in Q1'25



Underlying profit
€ mn
+12%
3,165
3,212
3,247
3,528
3,560
Q1'25
Q2
Q3
Q4
Q1'26



Underlying profit
Constant € mn
+14%
3,122
3,253
3,313
3,576
3,560

Note: YoY changes. All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy. For further information, see the 'Alternative Performance Measures' section of the Quarterly Financial Report.

19

Revenue growth underpinned by customer activity across our businesses

Total revenue

Constant € mn


YoY growth
+6%
14,342
14,615
14,550
15,234
15,140
Q1'25
Q2
Q3
Q4
Q1'26


14,342
+155
+163
+319
+49
+65
+46
15,140
+2%
+5%
+15%
+5%
+20%
Q1'25
Retail
Openbank
CIB
Wealth
Payments
CC
Q1'26

Group

- c.95% of total revenue is customer related
- **Solid revenue increase YoY**, both in NII and fees, with all businesses growing, reflecting the benefits of our model
- **In the quarter**, revenue affected by the usual seasonality in Q1, including day-count. Revenue up 2% QoQ excluding day-count. Of note, strong growth in CIB

Detail by business

- In **Retail**, positive performances across most countries on the back of strong fee growth and a resilient NII performance
- **Openbank** up driven mainly by strong NII growth, especially in Europe
- **CIB** increased mid-teens YoY, after a record Q1'25, supported by strong client activity across businesses, particularly in Global Markets
- **Wealth** up with both business lines growing on the back of our focus on fee generating activities, with AuMs at record levels
- **Payments** rose, driven by double-digit fee growth, boosted by strong activity levels across business lines

Note: data and YoY changes in constant euros.

20

Solid NII performance across most global businesses on the back of higher activity



NIM
Quarterly
2.65%
2.71%
2.61%
2.68%
2.67%
NII
Constant € mn
YoY growth
+5%
10,469
10,746
10,561
10,925
11,019
Q1'25
Q2
Q3
Q4
Q1'26
10,469
+102
+161
+327
-22
+7
-27
11,019
+2%
+6%
+37%
-7%
+19%
Q1'25
Retail
Openbank
CIB
Wealth
Payments
CC
Q1'26

Margins

- NIM slightly up YoY:
  - Slight decrease in **Retail** in a less favourable interest rate environment. Of note, improvements in Argentina and Mexico
  - Strong performances in **Openbank** (+25bps YoY), both in Europe and the US, as well as in **CIB** (+20bps YoY)

Net interest income

- **>85% of Group NII** is from our Retail and Openbank businesses
- **NII +5% YoY,** in line with loan growth (+5% YoY), with most businesses growing
  - **Retail** up 2%, backed by volumes across most of our countries
  - **Openbank** rose 6%, with growth across most of our footprint supported by an improved funding mix and loan volumes in Europe and LatAm
  - **CIB** +37% YoY, supported by strong Global Markets activity
  - Wealth impacted by low sensitivity of deposit costs to lower interest rates
- **In the quarter,** NII improved slightly even with the lower day count
  - **Retail** affected by the usual seasonality in South America and lower yields in Mexico
  - **Openbank** increased 1%, with a good performance in LatAm
  - **CIB** +16%, driven by a good start to the year in Global Markets
  - Wealth affected by deposit cost inelasticity to interest rate declines and lower volumes driven by market volatility

Note: data and YoY changes in constant euros.
NIM = NII / Average earning assets in current euros.

21

Strong net fee income in Q1 driven by value added from our global businesses

Net fee income

Constant € mn


YoY growth
+7%
3,148
3,187
3,214
3,508
3,357
Q1'25
Q2
Q3
Q4
Q1'26


3,148
+100
+41
-24
+61
+27
+3
3,357
+7%
+13%
-4%
+16%
+11%
Q1'25
Retail
Openbank
CIB
Wealth
Payments
CC
Q1'26

Detail by business

- Retail:
  - **Good commercial dynamics** and customer growth (+6mn YoY), supporting generalized growth across our footprint
  - Of note, strong performances in Mexico, Spain, the UK and Argentina
- Openbank:
  - **Double-digit growth**, mainly driven by portfolio expansion and higher insurance activity in Brazil
- CIB:
  - Solid activity levels. Fees affected YoY by a record Q1'25 in Global Markets, particularly in Europe
- Wealth:
  - **16% growth,** mainly driven by PB, backed by commercial activity, reflecting our focus on customer experience and higher value-added services
- Payments:
  - **Strong growth,** boosted by sound activity across the three business lines. Of note, Getnet TPV up 11% YoY, on the back of good activity levels in Mexico, Brazil and Europe

Note: data and YoY changes in constant euros.

22

23 46.5% 46.7% 45.9% 45.3% 44.5% 7,797 7,954 8,069 8,378 8,656 Q1'25 Q2 Q3 Q4 Q1'26 6,545 6,661 6,482 6,856 6,484 ONE Transformation drove 11% growth in net operating income Note: data and YoY changes in constant euros. Contribution to Group costs as a percentage of total operating areas, excluding the Corporate Centre. Total costs in real terms are calculated in constant euros and excluding the impact from weighted average inflation. Total revenue Constant € mn GROUP 14,342 14,615 14,550 15,234 15,140 Total costs Constant € mn Efficiency 12M rolling NOI Constant € mn +11% RETAIL AND OPENBANK NETWORK BUSINESSES Retail and Openbank represent c.75% of the Group’s total costs CIB, Wealth and Payments represent c.25% of the Group’s total costs Retail Openbank CIB Wealth Payments Revenue Constant € mn Total costs Constant € mn Efficiency 43.6% 41.1% 83.3% 83.2% 11,225 11,544 Q1'25 Q1'26 4,883 4,749 Q1'25 Q1'26 Fees Constant € mn Total costs Constant € mn Recurrency (% fees/costs) 1,294 1,358 Q1'25 Q1'26 1,546 1,632 Q1'25 Q1'26 +3% -3% +5% +6% -1% in real terms -4% in real terms -6% in real terms +3%

LLPs down 2% excluding Argentina and sound credit quality, on the back of active risk management



CoR
12 months
1.12%
1.13%
1.13%
1.14%
1.14%
LLPs
Constant € mn
+6%
3,038
3,040
2,919
3,254
3,225
Q1'25
Q2
Q3
Q4
Q1'26

Other credit quality metrics

	Mar-25	Dec-25	Mar-26
NPL ratio	2.98%	2.91%	**3.00%**
Coverage ratio	65%	66%	**66%**
Stage 1	€989bn	€995bn	**€1,024bn**
Stage 2	€83bn	€87bn	**€89bn**
Stage 3	€34bn	€34bn	**€36bn**

Credit quality

- **LLPs, CoR and NPL ratio** impacted by Argentina performance, reflecting sector-wide trends in the country. Excluding Argentina:
  - **LLPs** down 2% YoY and **CoR** improved 2bps to 1.08%, on the back of our active risk management, as well as resilient labour markets and easing monetary policies across most of our footprint
  - **NPL ratio** improved 5bps YoY to 2.94%, at very low levels
- **Coverage stable and stages** performance in line with portfolio growth

Detail by business

- **In Retail, which represents 60% of Group LLPs,** CoR was affected by Argentina. Excluding it, strong CoR improvement YoY and QoQ to 1.07%
  - Of note, solid underlying quarterly trends in Spain (-11bps QoQ) and Brazil (-4bps QoQ)
- **In Openbank, which represents >30% of Group LLPs,** CoR also improved YoY and QoQ to 2.07%, on the back of resilient customer behaviour, even with the impact of higher provisions in Argentina
  - Strong improvement in the US YoY and stable QoQ, supported by high used car prices; CoR in Europe QoQ and YoY supported by a resilient underlying performance
- **In CIB, LLPs** affected by single names in Europe and Brazil

Note: data and YoY changes in constant euros. CoR, NPL ratio, Coverage ratio and Stages in current euros.
CoR – underlying provisions to cover losses due to impairment of loans in the last 12 months / average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months.

24

Strong organic capital generation, with profitable front-book growth at 21% RoTE



CET1 ratio
%
+29bps net organic generation
13.5
+0.58
-0.31
+0.02
+0.20
+0.42
14.4
c.-0.60
c.-1.50
Target
12.8-13%
Dec-25
Att. profit
Ordinary capital distribution¹
Net organic RWAs ²
Regulatory & models
Markets, others & one-offs³
Mar-26
TSB in Q2'26
Webster in H2'26
Estimated net organic generation Q2-Q4
Dec-26 expected

Maximize capital productiviy

Front book pricing
RoTE of new book
21%

Asset rotation and risk transfer activities
Capital generated
c.€1.4bn

Value creation
% RWAs with RoRWA > CoE
89%

Note: phased-in ratio calculated in accordance with the transitory treatment of the CRR. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.

(1) Capital distribution including deduction for accrual of shareholder remuneration and AT1 costs. The board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group's underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and ii) distribute any excess capital to shareholders at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. The execution of the ordinary shareholder remuneration policy and the distribution of any excess capital to shareholders at the end of the 2026-2028 period is subject to corporate and regulatory decision and approval.

(2) Business RWA change net of risk transfer initiatives.

(3) One-offs includes +95bps from the Poland disposal and -56bps related to €3.2bn additional share buyback to distribute approx. 50% of CET1 capital generated following the completion of the Poland disposal.

25

Index 1 Q1’26 Highlights Progress on our strategy 2 Group review 3 Final remarks 4 Appendix

27 Mid-single digit in constant euros Strong start to the year that puts us on track to meet our 2026 targets Note: YoY changes in constant euros. Targets market dependent. Based on macro assumptions aligned with international economic institutions. Excluding Poland, TSB and Webster in 2025-26. TNAVps + Cash DPS includes the €11.00 cent cash dividend per share paid in May 2025, the €11.50 cent cash dividend per share paid in November 2025 and the €12.50 cent cash dividend approved in March (to be paid from 5 May), all forming part of our shareholder ordinary remuneration policy against 2024 and 2025 results. 2026 targetsQ1’26 delivery Revenue growth +6% Down in constant euros Costs Up vs. €14.1bn in 2025 Underlying profit 12.8-13% Operating range: 12-13% CET1 At least double digit TNAVps + DPS -1% €3.6bn 14.4% +19% Revenue and costs on track on the back of our consistent execution of ONE Transformation Record quarterly profit supported by a solid P&L from top to bottom Capital on track to achieve 2026 target with strong organic capital build Double-digit shareholder value creation driven by disciplined capital allocation

Our Financial North Star

2026 – 28 targets

Strength

CET1

c.13%

12-13% operating range

Excess >13% to be returned at the end of the plan

Profitable growth

Profit	RoTE
>€20bn	**>20%**

by 2028

TNAVps+DPS

Accelerating to High teens

by 2028

&

EPS

annual growth

Double-digit

2026-2028

Shareholder remuneration

Payout	Cash DPS
50%	**>x2** by 2028[1]

Increase cash dividend payout to 35% from 2027

Reinvesting capital organically

>20%

RoTE

Note: the board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group's underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and ii) distribute to shareholders any excess capital at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of Group underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. Execution of the shareholder remuneration policy and of the distribution to shareholders of any excess capital at the end of the 2026-2028 period remain subject to future corporate and regulatory decisions and approvals.

(1) vs. 2025.

28

Index 1 Q1’26 Highlights Progress on our strategy 2 Group review 3 Final remarks 4 Appendix

2028 Investor Day targets summary Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

We are well positioned to deliver on our 2028 Investor Day targets

		2025	Q1'26	2028 ID targets
Profitability	Underlying profit (€ bn)	13.2	3.6	>€20bn
	Underlying RoTE (%)	15.2	15.2	>20%
	Underlying EPS (%)	17	17	DD annual growth
	Payout (Cash + SBB)[1] (%)	50	50	50
Customers	Total customers (mn)	174	176	>210mn
	Active customers (mn)	102	102	c.125mn
	Fees per active customer (constant €[2])	130	130	c.135
	Cost per active customer (constant €[2])	264	253	c.220
ONE Transformation	Total revenue (%)	5	6	Up MSD every year[3]
	Total costs (%)	0	-1	<€27bn[2] | Down every year[3]
	Efficiency ratio (%)	45.3	42.8	c.36%
Capital	CET1	13.5	14.4	c.13%
	RoTE of new business	22	21	>20%
Value creation	TNAVps + DPS (%)	+14	+19	Accelerating to high teens

(1) The board of directors intends to: i) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group's underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and ii) distribute to shareholders any excess capital at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. The execution of the ordinary shareholder remuneration policy and the distribution to shareholders of any excess capital at the end of the 2026-2028 period is subject to corporate and regulatory decision and approval.
(2) In constant euros based on 2025 FX rates.
(3) YoY changes in constant euros and like for like (excluding Poland in 2025 and announced bolt-ons).

31

2028 Investor Day targets summary Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

Retail & Commercial Banking

KEY DATA

Loans	Deposits	Mutual funds
€603bn	€624bn	€118bn
+2%	+5%	+17%

Efficiency	CoR	RoTE
40.5%	1.17%	16.7%
-2.9pp	+5bps	+0.4pp

P&L

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	6,789	-0.7	1.5	1.2
Net fee income	1,632	-2.4	6.5	6.7
Total revenue	**8,284**	**-1.4**	**1.9**	**1.7**
Total costs	-3,354	-7.1	-4.6	-5.1
Net operating income	**4,930**	**2.9**	**6.9**	**6.9**
LLPs	-1,944	7.8	5.4	5.8
Underlying profit	**2,009**	**-4.6**	**9.5**	**9.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- **ONE Transformation** continues to deliver tangible results: **fees** +7%, **cost per active customer** -7% and **higher profitability**
- **Loans** rose YoY, mainly driven by mortgages in the UK, Portugal and Brazil. **Deposits (+5%)** and **mutual funds (+17%)** up in most countries
- **Strong profit growth YoY (+9%),** on the back of higher fees and rigorous cost discipline. By line:
  - **NII** increased 2%, with a resilient performance across most of our footprint, boosted by higher volumes
  - **Fees** up 7%, driven by transactional, FX and mutual fund fees
  - **Costs** improved 5%, reflecting the benefits from our transformation. As a result, efficiency improved 3pp to 40.5%
  - **LLPs** increased due to higher provisions in Argentina, reflecting sector-wide trends in the country. Excluding it, LLPs 7% lower
- **NOI +3% QoQ,** on the back of strong cost improvement, despite the usual revenue seasonality. Profit affected by higher LLPs, mainly in Argentina, and transformation charges in the UK

Note: Mar-26 data and YoY changes in constant euros.

33

RETAIL SPAIN

Loans	Deposits	Mutual funds
€158bn	€231bn	€52bn
+1%	+6%	+14%

Yield on loans	Cost of deposits	Efficiency
3.42%	0.43%	31.9%
-39bps	-15bps	-4.1pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25
NII	1,477	1.1	-0.5
Net fee income	344	14.8	6.8
Total revenue	**1,908**	**9.2**	**4.8**
Total costs	-609	-6.7	-7.2
Net operating income	**1,299**	**18.7**	**11.6**
LLPs	-117	-51.9	-60.7
Profit before tax	**1,161**	**41.1**	**41.4**

(*) € mn and % change.

- **Loans** increased YoY, driven by mortgages and personal loans (Select). **Deposits** rose 6% YoY and **mutual funds** up double digits
- **PBT +41% YoY**, with strong revenue, mainly fees and GFT (valuation of stakes), and significant improvements in costs (transformation) and LLPs, driven by solid underlying trends and our balance sheet optimization strategy
- **Strong PBT increase QoQ** on the back of excellent revenue growth, lower costs (transformation and usual seasonality in Q4) and better credit quality

RETAIL UK

Loans	Deposits	Mutual funds
€230bn	€213bn	€8bn
+4%	+6%	+39%

Yield on loans	Cost of deposits	Efficiency
4.15%	1.95%	55.2%
-4bps	+2bps	-6.7pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	1,208	-0.8	0.0	-3.7
Net fee income	81	-17.0	23.0	18.4
Total revenue	**1,183**	**-3.8**	**1.6**	**-2.2**
Total costs	-653	-9.1	-9.4	-12.8
Net operating income	**530**	**3.8**	**19.6**	**15.2**
LLPs	-76	30.0	49.6	44.0
Profit before tax	**416**	**-9.2**	**24.7**	**20.0**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** up YoY, driven by positive new business trends since last year. **Deposits** rose 6% YoY, mainly time deposits from individuals
- **PBT increased 25% YoY**, boosted by improvements in costs (simplification, automation and lower charges related to asset impairments) and fees (transactional), slightly offset by higher LLPs, impacted by a model update
- **NOI +4% QoQ**, on the back of strong cost decrease despite the usual revenue seasonality in Q4. PBT affected by higher LLPs and transformation charges

Note: Mar-26 data and YoY changes in constant euros.

34

RETAIL MEXICO

Loans	Deposits	Mutual funds
€39bn	€40bn	€16bn
+4%	+7%	+11%

Yield on loans	Cost of deposits	Efficiency
13.40%	2.91%	39.8%
-143bps	-116bps	-4.0pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	1,007	-4.3	0.0	4.5
Net fee income	256	-9.0	15.4	20.7
Total revenue	**1,253**	**-9.9**	**5.2**	**10.1**
Total costs	-499	-17.0	-4.4	0.0
Net operating income	**754**	**-4.4**	**12.7**	**17.9**
LLPs	-338	16.1	14.1	19.3
Profit before tax	**407**	**-18.4**	**9.0**	**14.0**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** up YoY especially in mortgages and personal loans. **Deposit** growth reflects our focus on becoming our customers' primary bank
- **PBT +9% YoY**, boosted by fees (transactional, insurance and mutual funds) and lower costs (simplification and automation initiatives), partially offset by higher provisions, due to higher lending activity and model updates
- **PBT QoQ** mainly affected by gains from the sale of a stake in Q4, the usual seasonality in revenue in Q4 as well as higher LLPs (model updates)

RETAIL BRAZIL

Loans	Deposits	Mutual funds
€69bn	€61bn	€27bn
+1%	+7%	+20%

Yield on loans	Cost of deposits	Efficiency
16.31%	9.46%	43.4%
+40bps	+122bps	+1.1pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	1,828	-0.9	0.5	0.5
Net fee income	532	-9.0	-3.9	-3.9
Total revenue	**2,314**	**-2.2**	**-1.6**	**-1.5**
Total costs	-1,005	-4.7	0.9	0.9
Net operating income	**1,309**	**-0.1**	**-3.4**	**-3.3**
LLPs	-956	2.9	-2.6	-2.6
Profit before tax	**349**	**-7.6**	**-6.4**	**-6.3**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** rose YoY, driven by mortgages, cards and SMEs. **Deposits** +7%, driven by time, and **mutual funds** up double digits
- **PBT** affected YoY by lower fees (insurance) and GFT (FX derivatives activity), while LLPs improved, reflecting our prudent risk management and a change in the portfolio mix
- **PBT** impacted QoQ by the usual revenue seasonality in Q4 and higher provisions in a high-interest rate environment

Note: Mar-26 data and YoY changes in constant euros.

35

Openbank

KEY DATA

Loans	Deposits	New lending
€216bn	€134bn	€22bn
+3%	+3%	+7%

Efficiency	CoR	RoTE
42.8%	2.07%	5.1%
-1.3pp	-7bps	-4.5pp

P&L

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	2,795	0.7	6.1	1.4
Net fee income	372	-11.5	12.5	9.7
Total revenue	**3,260**	**-2.9**	**5.3**	**0.8**
Total costs	-1,394	-5.4	2.1	-2.2
Net operating income	**1,865**	**-1.0**	**7.8**	**3.1**
LLPs	-1,055	-19.7	-1.1	-5.7
Underlying profit	**290**	**53.5**	**-37.7**	**-41.0**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- We aim to become a **leading digital bank that combines advanced technology with a personal and human touch**, placing customers at the heart of our management and maximizing profitability and shareholder value
- **Loans +3% YoY**, driven by auto, mainly in Europe and Latin America
- **Deposits +3% YoY**, reflecting our deposit gathering strategy to reduce funding costs and lower NII volatility across the cycle
- **Profit YoY** impacted by the Motor Finance[1] charge recorded this quarter in Openbank Europe and a normalized tax rate after the end of EV fiscal benefits in the US in 2025
- Excluding the Motor Finance provision, **PBT increased 15% YoY**, as follows:
  - **Revenue** up 5%, on the back of solid performances across most markets in NII (volumes and margin management) and fees, especially in Brazil, driven by higher volumes and insurance activity
  - **Costs** flat in real terms, supported by our transformation, even after our investments in platforms, our digital bank and the CrediScotia integration
  - **LLPs** down, as excellent performances in the US and Brazil more than offset an increase in Argentina, reflecting sector-wide trends in the country
- **Strong profit growth** in the quarter, mainly due to solid NII, as well as notable improvements in costs and LLPs, particularly in the US and Europe

Note: Mar-26 data and YoY changes in constant euros.
(1) An additional provision in UK auto finance (Motor Finance).

36

OPENBANK EUROPE

Loans	Deposits	Mutual funds
€143bn	€82bn	€5bn
+3%	-3%	+12%

Yield on loans	Cost of deposits	Efficiency
5.76%	1.61%	47.5%
-6bps	-53bps	-3.0pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	1,204	-1.1	8.3	8.3
Net fee income	190	-18.6	1.6	1.4
Total revenue	**1,488**	**-7.0**	**6.2**	**6.1**
Total costs	-707	-3.4	-0.1	-0.3
Net operating income	**781**	**-10.0**	**12.7**	**12.7**
LLPs	-342	-21.8	2.1	2.0
Profit before tax	**183**	**-3.2**	**-48.6**	**-48.6**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** grew YoY, primarily driven by auto. **Deposit** performance reflects our focus on profitability in a highly competitive environment
- **PBT** heavily impacted YoY by the Motor Finance[1] provision. Excluding it, PBT +9%, supported by solid performances in NII (margins and volumes), fees (new business trends) and costs, with LLPs growing less than volumes
- **PBT** affected QoQ mainly by fee seasonality in Q4 and transformation charges, with lower LLPs (model updates in Q4) and costs (CHF)

OPENBANK US

Loans	Deposits	Mutual funds
€49bn	€51bn	€4bn
-3%	+12%	+9%

Yield on loans	Cost of deposits	Efficiency
12.21%	2.22%	43.3%
+12bps	+8bps	+0.1pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	1,093	-0.2	-0.5	-10.5
Net fee income	83	7.2	9.7	-1.4
Total revenue	**1,199**	**-0.4**	**-2.1**	**-11.9**
Total costs	-519	-7.4	-1.8	-11.7
Net operating income	**680**	**5.7**	**-2.3**	**-12.1**
LLPs	-443	-26.5	-6.0	-15.5
Profit before tax	**230**	**541.1**	**8.6**	**-2.3**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loan** performance impacted by asset rotation, consistent with our focus on profitability. **Deposits** +12%, in line with our funding optimization strategy
- **PBT +9% YoY**, mainly driven by lower LLPs (resilient customer behaviour, used car prices at high levels and capital optimization initiatives), higher fees and lower costs, which more than offset weaker leasing performance
- **Sharp increase in PBT QoQ**, benefitting from the usual seasonality impacts on LLPs and costs, as well as charges related to asset impairments in Q4

Note: Mar-26 data and YoY changes in constant euros.
(1) An additional provision in UK auto finance (Motor Finance).

37

Corporate & Investment Banking

KEY DATA

Loans	Deposits
€157bn	€133bn
+18%	+3%

Efficiency	CoR	RoTE
39.6%	0.23%	20.9%
-4.3pp	+16bps	+0.6pp

P&L

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	1,212	15.6	37.0	35.1
Net fee income	629	-10.0	-3.7	-6.3
Total revenue	**2,384**	**18.8**	**15.5**	**13.2**
Total costs	-945	-1.6	5.5	2.2
Net operating income	**1,439**	**37.6**	**23.1**	**21.9**
LLPs	-206	71.0	—	—
Underlying profit	**889**	**39.6**	**16.1**	**14.9**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- **Solid execution of our strategy** focused on advisory and capital-light business, driving RoTE up to 21%, while we maintain **a leading position in efficiency**
- Good activity levels reflecting the benefits of our growth initiatives and the resilience of our diversified business model. By business line:
  - In **Global Transaction Banking (GTB)**, activity was driven by Export Finance across markets, and Trade & Working Capital Solutions, boosted by new products and strategic partnerships
  - In **Global Banking (GB)**, activity increased particularly in the US, boosted by our US BBO initiative, and in LatAm
  - **Global Markets (GM)** was supported by client activity, mainly in the US, with broad-based momentum across products
- **Loans** increased strongly YoY across business lines, mainly driven by low capital-intensive products, such as Export Finance (ECAs) and secured products. **Deposits** grew mainly in Cash Management
- **Profit +16% YoY**, with solid revenue growth, mainly NII, across business lines (volumes), growing well above costs, which more than offset higher LLPs from single names in Europe and Brazil
- **Profit up QoQ** on the back of higher revenue (GM) and lower costs (seasonality), which more than offset the impact of single names on LLPs

Note: Mar-26 data and YoY changes in constant euros.

38

Wealth Management & Insurance

KEY DATA

Net new money (PB)	Net sales (AM)	Gross written premiums
€3.5bn	€3.8bn	€2.8bn
4% of volumes[1]	6% of volumes[1]	+7%

AuMs	Efficiency	RoTE
€545bn	36.6%	51.4%
+10%	-0.8pp	-9.3pp

P&L

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	315	-8.4	-6.6	-9.0
Net fee income	456	5.5	15.5	13.0
Total revenue	**1,000**	**-12.9**	**5.2**	**3.2**
Total costs	-366	-4.1	3.8	0.9
Net operating income	**634**	**-17.3**	**6.0**	**4.6**
LLPs	-8	-22.9	19.9	20.6
Underlying profit	**493**	**-18.7**	**10.9**	**9.5**
Contribution to profit	**919**	**-14.0**	**8.8**	**8.3**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- We continue to build the **best wealth and insurance manager in Europe and the Americas**, supported by our leading global private banking platform and our funds and insurance factories
- **AuMs at record levels of €545bn** (+10% YoY), on the back of solid commercial activity. **GWPs rose 7% YoY**, with a strong performance in the protection business
- **Profit increased double digits YoY**, supported by positive **revenue** performances across business lines. Of note, strong **fee** growth both in PB and Insurance & AM Solutions, reflecting our focus on fee generating activities
- Solid growth in **total fee contribution**[2] and **total contribution to Group profit**[2] (+10% and +9% YoY, respectively)
- **Efficiency** improved YoY to 36.6% and **RoTE** was 51.4%
- **Profit QoQ** affected mainly by the usual impact of seasonality on revenue and some degree of normalization after an exceptional Q4 2025, partially offset by higher fees in PB and lower costs

Note: Mar-26 data and YoY changes in constant euros.

(1) Annualized YTD net new money as a % of PB's 2025 customer assets and liabilities (CAL). Annualized YTD net sales as a % of AM's 2025 AuMs.

(2) Includes all fees generated by Insurance & Asset Management Solutions, even distribution fees recorded in other segments.

39

Payment Solutions

KEY DATA

Getnet – TPV
€62bn
+11%

Getnet Platforms – # transactions
4bn
10x

Ebury – active customers
27k
+32%

EBITDA margin
33.4%
+4.8pp

P&L

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	46	-1.4	19.4	19.7
Net fee income	273	-5.0	11.0	11.7
Total revenue	**383**	**-0.7**	**20.4**	**21.1**
Total costs	-321	8.0	7.8	8.1
Net operating income	**63**	**-29.6**	**201.2**	**213.6**
LLPs	-14	151.7	130.5	130.5
Underlying profit	**20**	**-68.7**	**287.9**	**340.4**

(*) € mn and % change in constant euros.
(1) % change in current euros.

HIGHLIGHTS

- Payment Solutions is positioned as our **payments platform business**, structured around three business lines:
  - **Getnet**, our acquiring business
  - **Getnet Platforms**, consisting of our A2A platform and Plard, our card processing platform
  - **Ebury**, our global platform offering cross-border payments and FX solutions
- **On track with our key strategic priorities** to deliver profitability, combining growth and scale through our global platforms, resulting in a 47% lower cost per transaction YoY
- Solid growth across our business lines with activity increasing YoY:
  - **Getnet TPV** up 11% driven mainly by higher commercial activity in Mexico, Brazil and Europe
  - Processed transactions in **Getnet Platforms** ten time higher than in Q1'25, mainly driven by Brazil
  - **Ebury** active customers up 32%, driven by commercial expansion
  - **Profit 4x that of Q1'25** driven by 20% revenue growth, resulting in a 5pp increase in EBITDA margin YoY to 33.4%
- **QoQ results** affected by the usual seasonality of revenue in South America, and higher provisions in Getnet Brazil

Note: Mar-26 data and YoY changes in constant euros.

40

41 Corporate Centre HIGHLIGHTSP&L • NII affected by negative sensitivity to lower interest rates • Gains / losses on financial transactions worsened due to a higher impact from foreign currency hedges • Other operating incomeincreased due to the valuation of certain stakes recorded in the Corporate Centre • Drop in total costs due to lower legal charges • Strong LLP improvement, after the charges recorded in Q1’25 related to our NPL ratio reduction plan • As a result, lower underlying attributable loss, also benefitting from lower tax burden Underlying P&L* Q1'26 Q1'25 NII -138 -112 Gains / losses on financial transactions -191 -91 Total costs -103 -115 LLPs and other provisions -22 -99 Tax and minority interests 156 37 Underlying profit -141 -394 (*) € mn.

2028 Investor Day targets summary Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

SPAIN

Loans	Deposits	Mutual funds
€245bn	€318bn	€110bn
+7%	+6%	+14%

Efficiency	CoR	RoTE
34.2%	0.41%	26.0%
-1.6pp	-8bps	+4.1pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25
NII	1,860	-1.6	4.6
Net fee income	764	-5.6	-0.4
Total revenue	**3,153**	**8.5**	**1.5**
Total costs	-1,080	-4.6	-3.0
Net operating income	**2,073**	**16.9**	**4.1**
LLPs	-261	-13.4	-14.0
Underlying profit	**1,286**	**23.8**	**12.1**

(*) € mn and % change.

- **Loans** increased YoY, mainly in CIB. **Deposits** grew across global businesses and products. **Mutual funds** up 14%
- **Profit +12% YoY** with NII up 5%, driven by volumes in a context of lower interest rates, costs down (transformation) and strong underlying LLP trends, backed by our active risk management that improves credit quality
- **Profit +24% QoQ**, driven by GFT (markets in CIB), lower costs (transformation and the usual seasonality in Q4) and a solid LLP underlying performance

UK

Loans	Deposits	Mutual funds
€231bn	€220bn	€8bn
+3%	+4%	+10%

Efficiency	CoR	RoTE
54.6%	0.08%	9.7%
-6.3pp	+4bps	+0.5pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	1,234	-1.7	-1.2	-5.0
Net fee income	93	-16.6	17.0	12.6
Total revenue	**1,221**	**-4.7**	**0.1**	**-3.6**
Total costs	-667	-9.7	-10.3	-13.6
Net operating income	**554**	**2.1**	**16.3**	**11.9**
LLPs	-76	30.0	49.6	44.0
Underlying profit	**319**	**-9.1**	**16.7**	**12.3**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** rose YoY, with positive new business trends since last year. **Deposits** up, mainly time deposits from individuals
- **Profit increased YoY**, boosted by strong cost reductions (simplification, automation and lower charges related to asset impairments) and fees (transactional), slightly offset by higher LLPs, impacted by a model update
- **NOI +2% QoQ**, on the back of a notable cost decrease despite usual revenue seasonality in Q4. Profit affected by higher LLPs and transformation charges

Note: Mar-26 data and YoY changes in constant euros.

43

PORTUGAL

Loans	Deposits	Mutual funds
€43bn	€41bn	€6bn
+8%	+6%	+12%

Efficiency	CoR	RoTE
27.0%	0.04%	30.6%
-0.1pp	+7bps	+0.0pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25
NII	339	1.6	-2.5
Net fee income	133	3.7	5.5
Total revenue	**494**	**1.9**	**-1.7**
Total costs	-134	-6.7	-2.2
Net operating income	**361**	**5.5**	**-1.5**
LLPs	-12	—	—
Underlying profit	**250**	**2.2**	**-10.1**

(*) € mn and % change.

- **Loans** rose YoY across most businesses. **Deposits** up mainly in Retail, with **mutual funds** growing double digits
- **Profit** affected **YoY** by NII and LLP normalization following releases in Q1'25, partially offset by positive performances in fees (advisory), costs (digital transformation) and taxes. Excellent RoTE, at 30.6%
- **Profit up 2% QoQ**, driven by NII, on the back of volumes growth, fees, mainly advisory and transactional, and lower costs

US

Loans	Deposits	Mutual funds
€115bn	€86bn	€16bn
+5%	+1%	+15%

Efficiency	CoR	RoTE
47.4%	1.57%	11.6%
-3.1pp	-15bps	+0.9pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	1,434	-2.3	6.4	-4.3
Net fee income	369	18.0	15.7	4.1
Total revenue	**1,977**	**-3.9**	**9.1**	**-1.8**
Total costs	-937	-5.8	2.4	-7.9
Net operating income	**1,040**	**-2.1**	**16.0**	**4.3**
LLPs	-465	-27.3	-3.3	-13.0
Underlying profit	**428**	**23.5**	**14.3**	**2.8**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** rose YoY, driven by strong growth in CIB and Wealth. **Deposits** also up, mainly in Openbank, and **mutual funds** growing double digits
- **Profit up 14% YoY**, driven by solid performances in the main revenue lines (activity in CIB and Wealth), and LLPs in Openbank, even with the tax rate normalization after EV fiscal benefits in 2025. Strong RoTE increase to 11.6%
- **Profit +23% QoQ**, backed by higher fees, mainly in Wealth and CIB, lower costs and better LLPs (some seasonality in Q4, particularly in Openbank)

Note: Mar-26 data and YoY changes in constant euros.

44

MEXICO

Loans	Deposits	Mutual funds
€52bn	€47bn	€23bn
+9%	+7%	+8%

Efficiency	CoR	RoTE
41.1%	2.74%	19.9%
-2.7pp	+19bps	-0.8pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	1,208	-2.2	2.3	6.9
Net fee income	399	-9.3	9.0	13.9
Total revenue	**1,656**	**-8.3**	**5.2**	**10.0**
Total costs	-681	-14.0	-1.2	3.3
Net operating income	**976**	**-3.8**	**10.2**	**15.2**
LLPs	-359	12.5	12.8	17.9
Underlying profit	**421**	**-18.0**	**2.3**	**6.9**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- Digital capabilities, customer-focused initiatives and our strategy to improve funding mix continued to drive strong **loan** and **deposit** growth YoY
- **Profit +2% YoY**, mainly driven by solid revenue growth, both NII (volumes) and fees (insurance and transactional), and lower costs, partially offset by LLP performance (model updates) and a greater tax burden
- **QoQ profit** mainly affected by lower GFT (gains from the sale of a stake in Q4), seasonally weaker revenue and higher LLPs (model updates)

BRAZIL

Loans	Deposits	Mutual funds
€98bn	€87bn	€58bn
+2%	-0%	+4%

Efficiency	CoR	RoTE
39.4%	4.14%	14.8%
+0.5pp	+4bps	+0.4pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	2,456	3.2	2.2	2.2
Net fee income	796	-7.5	0.4	0.4
Total revenue	**3,258**	**-0.2**	**1.0**	**1.1**
Total costs	-1,284	-2.3	2.4	2.5
Net operating income	**1,974**	**1.2**	**0.1**	**0.2**
LLPs	-1,170	5.6	0.2	0.3
Underlying profit	**542**	**-8.3**	**6.4**	**6.4**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans +2% YoY**, mainly driven by Openbank and Retail. **Deposits** flat and reflect our focus on changing mix from corporates to individuals
- **Profit up 6% YoY** boosted by revenue growth (mainly Openbank) and lower tax burden, with costs growing below inflation
- **In the quarter, NOI +1%** supported by higher NII and lower costs, not reflected in profit, due to the impact of macro pressures on LLPs, mainly in Retail

Note: Mar-26 data and YoY changes in constant euros.

45

CHILE

Loans	Deposits	Mutual funds
€41bn	€29bn	€13bn
+4%	+1%	+11%

Efficiency	CoR	RoTE
30.4%	1.27%	19.3%
-4.5pp	+1bps	+1.0pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25	% Q1'25[1]
NII	485	-3.5	-3.2	-5.4
Net fee income	160	1.0	8.0	5.6
Total revenue	**728**	**3.1**	**3.2**	**0.9**
Total costs	-221	-4.2	-10.0	-12.0
Net operating income	**507**	**6.6**	**10.3**	**7.8**
LLPs	-137	13.1	-10.3	-12.3
Underlying profit	**210**	**2.3**	**16.2**	**13.7**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- Customers increased 10% YoY, supporting **loan** growth across businesses. **Deposits** up, driven by demand deposits. **Mutual funds** grew double digits
- **Profit up 16% YoY**, boosted by revenue, mainly CIB advisory fees and GFT (market-making activity), and by lower IT costs and LLPs (mortgages in Retail)
- **Profit up QoQ**, with solid revenue performance, mainly in GFT, and lower costs, more than offsetting the impacts of a lower UF on NII and of a single name in Commercial on LLPs

ARGENTINA

Loans	Deposits	Mutual funds
€9bn	€11bn	€8bn
+10%	+2%	+25%

Efficiency	CoR	RoTE
40.7%	9.77%	7.0%
-5.0pp	+519bps	-15.0pp

Underlying P&L*	Q1'26	% Q4'25	% Q1'25
NII	600	27.6	44.3
Net fee income	220	6.0	27.3
Total revenue	**646**	**11.3**	**28.3**
Total costs	-263	8.4	14.3
Net operating income	**383**	**13.4**	**40.0**
LLPs	-327	69.8	331.8
Underlying profit	**52**	**-38.8**	**-59.5**

(*) € mn and % change in current euros.

- **Loans** rose 10% YoY, mainly in Retail (mortgages and commercial), following strong growth in 2025. **Deposits** continued to grow, less than loans, in line with our funding cost optimization strategy in a competitive environment
- **NOI up double digits YoY and QoQ**, boosted by revenue (NII and fees), and costs growing below inflation. Profit impacted by higher LLPs, reflecting sector-wide trends
- Of note, strong **recurrency** and **efficiency** ratio improvements

Note: Mar-26 data and YoY changes in constant euros. Argentina in current euros.

46

2028 Investor Day targets summary Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

48 Santander’s capital levels amply exceed minimum regulatory requirements * Phased-in ratios are calculated in accordance with the transitory treatment of the CRR. (1) Estimated countercyclical buffer as of Mar-26. (2) Estimated systemic risk buffer as of Mar-26. (3) Taking into account the expected impacts over the rest of the year related to the TSB and Webster acquisitions, estimated at -60 bps and -150 bps, respectively. (4) MDA trigger = 4.52% - 0.25% = 4.27% (25bps of AT1 shortfall is covered with CET1). Santander Parent Bank has €78.2bn in Available Distributable Items, >125 times the full Parent AT1 budgeted for 2026. 4.50% 14.37% 12.8-13% by year end 0.98% 2.50% 1.25% SyRB, 0.05% CCyB, 0.56% 1.83% 1.58% 1.50% 2.44% 2.97% 2.44%14.11% 18.91% >16% Regulatory Requirements 2026 Group ratios Mar-26 2026 target ratios CET1CCoB Pillar 1 AT1 G-SIB/O-SII buffer T2 T2 AT1 Pillar 2 R Mar-26 +480bps +427bps 1 2 +452bps SREP capital requirements and MDA* CET1 ratio of 14.4%, on track to meet our aim to end the year with a CET1 ratio in the range of 12.8-13%3 The minimum CET1 to be maintained by the Group is 9.84% As of Mar-26, the distance to the MDA is 427bps4 and the CET1 management buffer is 452bps

49 Diversified bond portfolio represents just 8% of total assets Bond portfolio represents 8% of total assets HTC&S duration: 1.9 years Mark to market impact of the HTC portfolio equivalent to c.1% of total CET1 (€86.3bn) %, Dec-25 Spain 44% UK 7% Portugal 6% SCF 5% US 11% Mexico 9% Brazil 9% Chile 6% Rest of the Group 3% €153bn o/w HTC €119bn (78%) ALCO IRRBB €114bn Liquidity portfolio €39bn Bond portfolio €153bn Mar-26

50 Conservative and decentralized liquidity and funding model (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes AT1 / Preferred shares and Tier 2 / Subordinated. (3) Other includes issuances in the year-to-date in Chile and Mexico. 2.5 5.1 0.2 2.2 0.2 1.7 0.6 0.3 0.1 1.0 4.7 7.3 1.9 0.0 0.1 Covered bonds Senior Senior non- preferred AT1 Tier 2 Other € bn, Mar-26 2026 2027 2028 2029 >20302030 Spain UK SCF Brazil US Other3 €14.0bn1issued in public markets in Q1’26 Very manageable maturity profile € bn, Mar-26 Covered Bonds Senior Senior Non- Preferred 2 2.6 11.9 7.5 8.1 4.9 13.5 6.4 12.1 15.7 6.7 8.9 23.2 1.2 11.4 8.0 12.2 9.4 15.8 0.2 0.1 1.6 0.2 2.3 22.9

51 2026 issuances against funding plan Note: Issuance plan is subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Includes €2.6bn Senior Non-Preferred and €0.6bn Senior Preferred issued in 2025, as pre-funding for the 2026 funding plan. Plan Issued Plan Issued Plan Issued Plan Issued Banco Santander, S.A. 1 - 2.5 - 13 - 15 6.5 0.5 - 2 2.5 14.5 - 19.5 8.9 UK - - 3 - 5.5 2.0 3 - 4 2.2 6 - 9.5 4.2 SHUSA - - 1 - 3 0.3 - - 1 - 3 0.3 TOTAL 1 - 2.5 - 17 - 23.5 8.7 3.5 - 6 4.7 21.5 - 32 13.4 AT1 + Tier 2 SNP + Senior Covered Bonds TOTAL € bn, Mar-26 • Continue fulfilling the 1.5% AT1 and 2.4% T2 buffers subject to RWA growth • MREL & TLAC ratios above regulatory requirements • Maintain a solid liquidity position, with LCR and NFSR above minimum requirements and ample liquidity buffers Execution of 2026 funding plan Banco Santander, S.A.’s 2026 funding plan contemplates the following: 1 1

52 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. (1) TLAC RWAs are €306bn and leverage exposure (LE) is €1,054bn. MREL RWAs are €420bn and leverage exposure is €1,122bn. (2) MREL Requirement based on RWAs from Jun-25: 31.92% + Combined Buffer Requirement (CBR). 89.3 9.3 11.5 1.0 32.9 27.4 171.4 MREL instruments 31.9% 12.8% 4.5% 4.5% 2.5% 40.9% 15.3% % RWAs % LE 18.0% 6.8% 4.5% 5.8% 1.5% 28.3% 8.2% % RWAs % LE % and € bn, Mar-26(e) Req. 36.4% SNP T2 CET1 Senior AT1 Sub debt %, Mar-26(e) Req. 22.5% Distance to M-MDA 1 1 1 1 2 TLAC MREL €17.9bn 584bps €15.4bn 146bps €18.8bn 447bps €28.4bn 253bps Requirement CBR Buffer Requirement CBR Buffer

53 Well-funded, diversified, prudently managed and highly liquid balance sheet with a large contribution from customer deposits, reflected in solid liquidity ratios Note: liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. HQLAs used in the consolidated LCR numerator: €282bn. See Glossary for definitions. (2) UK: Ring-fenced bank, local criteria; Spain: Banco Santander, S.A. standalone. (3) Group LCR. Consolidated LCR 143% in Mar-26 and 145% in Dec-25. See Glossary for definitions. € bn, Mar-26 Net Stable Funding Ratio (NSFR) 1 Liquidity Coverage Ratio (LCR) HQLAs1 3 Liquidity balance sheet HQLAs Level 1 306.7 HQLAs Level 2 9.8 o/w Level 2A 5.1 o/w Level 2B 4.8 1 €317bn o/w cash €139bn ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances Equity and other liabilitiesFinancial assets 412 45 78 177 1,071 207 73 1,059 1,561 1,561 Assets Liabilities Mar-26 Dec-25 Dec-25 Spain 2 150% 144% 121% UK 2 158% 162% 135% Portugal 131% 133% 120% SCF 210% 212% 119% US 166% 157% 122% Mexico 152% 157% 122% Brazil 183% 180% 118% Chile 148% 185% 112% Argentina 148% 186% 153% Group 151% 155% 126%

2028 Investor Day targets summary Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

Reconciliation of underlying results to statutory results

EUR mn

	January-March 2026			January-March 2025		
	Statutory results	Adjustments	Underlying results	Statutory results	Adjustments	Underlying results
Net interest income	11,019	—	11,019	10,621	13	10,634
Net fee income	3,357	—	3,357	3,199	(20)	3,179
Gains (losses) on financial transactions[1]	651	—	651	668	(2)	666
Other operating income	113	—	113	91	(17)	74
Total income	**15,140**	**—**	**15,140**	**14,579**	**(26)**	**14,553**
Total costs	(6,130)	(354)	(6,484)	(6,273)	(387)	(6,660)
Net operating income	**9,010**	**(354)**	**8,656**	**8,306**	**(413)**	**7,893**
Net loan-loss provisions	(3,225)	—	(3,225)	(3,083)	—	(3,083)
Other gains (losses) and provisions	(756)	354	(402)	(534)	410	(124)
Profit before tax	**5,029**	**—**	**5,029**	**4,689**	**(3)**	**4,686**
Tax on profit	(1,250)	—	(1,250)	(1,324)	1	(1,323)
Profit from continuing operations	**3,779**	**—**	**3,779**	**3,365**	**(2)**	**3,363**
Net profit from discontinued operations	1,895	(1,895)	—	376	(376)	—
Consolidated profit	**5,674**	**(1,895)**	**3,779**	**3,741**	**(378)**	**3,363**
Non-controlling interests	(219)	—	(219)	(339)	141	(198)
Profit attributable to the parent	**5,455**	**(1,895)**	**3,560**	**3,402**	**(237)**	**3,165**

(1) Includes exchange differences.

Explanation of 2026 adjustments:

- Certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 354 million.
- In the statutory income statement, the capital gain resulting from the completion of the Poland disposal in Q1 2026 was recorded in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, said capital gain is excluded from underlying profit.

Explanation of 2025 adjustments:

- In the statutory income statement, results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, the results related to the business subject to the Poland disposal are excluded from underlying profit.
- Certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 410 million.

55

2028 Investor Day targets summary Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

57 Glossary - Acronyms • A2A: Account-to-account • AM: Asset Management • AuMs: Assets under management • bn: Billion • bps: Basis points • c.: Circa • CAL: Customer assets and liabilities • CET1: Common equity tier 1 • CHF: Swiss franc • CIB: Corporate & Investment Banking • CoE: Cost of equity • CoR: Cost of risk • CRR: Capital Requirements Regulation • DPS: Dividend per share • ECAs: Export credit agencies • EPS: Earnings per share • EV: Electric vehicle • FX: Foreign exchange • GB: Global Banking • GFT: Gains on financial transactions • GM: Global Markets • GTB: Global Transaction Banking • I&AMS: Insurance & Asset Management Solutions • ID: Investor Day • IFRS 5: International Financial Reporting Standard 5, on non-current assets held for sale and discontinued operations • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • k: Thousands • LLPs: Loan-loss provisions • mn: Million • NII: Net interest income • NIM: Net interest margin • NOI: Net operating income • NPL: Non-performing loans • P&L: Profit and loss • PB: Private Banking • PBT: Profit before tax • pp: Percentage points • ps: Per share • QoQ: Quarter-on-quarter • Repos: Repurchase agreements • Retail: Retail & Commercial Banking • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SBB: Share buybacks • SME: Small and medium enterprises • UHNW: Ultra-high-net-worth • US BBO: US Banking Build-Out • TNAV: Tangible net asset value • TPV: Total payments volume • YoY: Year-on-Year • YTD: Year to date • Wealth: Wealth Management & Insurance • #: Number

58 Glossary - Definitions Note: the averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). (1) Excluding the adjustment to the valuation of goodwill, since they are not considered in the denominator, we believe this calculation is more correct. (2) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends. For more information, please see ‘Alternative Performance Measures’ section of the Quarterly Financial Report. PROFITABILITY AND EFFICIENCY • Underlying RoTE: Underlying profit attributable to the parent minus AT1 costs (annualized)1 / Average stockholders' equity2 (excl. minority interests) - intangible assets • RoRWA: Consolidated profit (annualized) / Average risk-weighted assets • Efficiency: Underlying total costs / Underlying total income. Total costs defined as administrative expenses + amortizations + other operating costs VOLUMES • Loans: Gross loans and advances to customers (excluding reverse repos) • Deposits: Customer deposits (excluding repos) CREDIT RISK • NPL ratio: Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions / Total risk Total risk is defined as: non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances + debt securities issued by non-financial institutions • NPL coverage ratio: Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions / Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions • Cost of risk: Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months CAPITALIZATION • TNAV per share (Tangible net asset value per share): Tangible book value / Number of shares excluding treasury stock. Tangible book value calculated as Stockholders' equity (excl. minority interests) - intangible assets LIQUIDITY • Group LCR: This ratio is calculated using an internal methodology that determines the common minimum percentage of simultaneous coverage in all Group jurisdictions, taking into account all existing restrictions on the transfer of liquidity in third countries. This methodology reflects more accurately the Group’s resilience to liquidity risk • Consolidated LCR: This ratio is calculated, at the request of the ECB, using a consolidation methodology that does not take into account any excess liquidity in excess of 100% of the LCR outflows and that is subject to transferability restrictions (legal or operational) in third countries, even if such excess liquidity can be used to cover additional outflows within the country itself, which is not subject to any restrictions

Thank you

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    29 April 2026 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer